Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-11 of our report dated March 15, 2012 relating to the financial statements, which appear in Preferred Apartment Communities, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011. We also hereby consent to the incorporation by reference in this Registration Statement on Form S-11 of our report dated March 3, 2011 relating to the combined statements of revenue and certain operating expenses of Oxford Rise and Oxford Summit, which appears in Preferred Apartment Communities, Inc.'s Registration Statement on Form S-11 dated November 16, 2011. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Atlanta, GA

August 16, 2012